(LOGO) OPTION ONE
MORTGAGE CORPORATION

As of and for the year ended, April 30, 2000, Option One Mortgage Corporation has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for the Mortgage Bankers. As of and for this same period, Option One Mortgage Corporation had in effect a fidelity bond and errors and omissions policy in the amount of $5,000,000.

William L. O'Neill, CFO

7-28-00
Date